# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vasta Platform Ltd, CIK 0001792829
CUSIP: G9440A109
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: AVENIDA PAULISTA, 901, 6TH FLOOR, JARDIM PAULISTA, SAO PAULO, Brazil (D5), 01310-100
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000938076-24-000002
Filed by CIK 0000938076

## Reporting persons
- STATE BOARD OF ADMINISTRATION OF FLORIDA RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Vasta Platform Ltd
Address of issuer's principal executive offices: AVENIDA PAULISTA, 901, 6TH FLOOR, JARDIM PAULISTA, SAO PAULO, BRAZIL, 01310-100

## Item 2. Person Filing
Name of person filing: State Board of Administration of Florida Retirement System
Address of principal business office or, if none, residence: 1801 Hermitage Blvd., Suite 100, Tallahassee, FL 32308
Citizenship: Florida, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE BOARD OF ADMINISTRATION OF FLORIDA RETIREMENT SYSTEM: Chris Spencer, Executive Director (02/12/2025)